ADVENTO, INC.

8 Jiang gang Qu, Ste 402

Hangzhou, China 310000

Tel: 011-86-13083976291

November 15, 2011

Ms. Jessica Dickerson or Mr. Craig Slivka

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Advento, Inc.

       Amendment No. 4 to

       Registration Statement on Form S-1

       Filed October 24, 2011

       File No. 333-174607

Dear Ms. Dickerson or Mr. Slivka,

We received your letter dated November 4, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 5 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 4 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 24, 2011:

Description of Business, page 19

Contract with “Galeon” Co. Ltd., page 22

1. We note your response to comment five of our letter dated October 19, 2011. You disclose that Galeon is not obligated to purchase $150,000 worth of goods from you. Please disclose whether Galeon is obligated to purchase anything from you under this contract. If Galeon is not obligated to purchase goods from you under this contract, please explain the purpose of the contract.

Response:  In response to this comment we have disclosed that Galeon is not obligated to purchase anything under this contract. The purpose of this contract to establish in writing the intent of the Buyer to sell goods to the Seller and Seller’s intend to purchase such goods.  In addition, the contract specifies the “Terms of Delivery”, “Terms of Payment” and other terms.

2. We note your response to comment six of our letter dated October 19, 2011. Please disclose the term of your contract with Galeon. Additionally, you disclose that the 30 days written notice that Galeon must provide to terminate the agreement will be measured from the time that it is received by you. Please clarify the date before which the 30 days written notice must be received to terminate the agreement. For example, must the notice be received 30 days before an order is scheduled to ship, must the notice be received within 30 days after an order is placed, or must the notice be received 30 days before the date on which Galeon desires to terminate the contract? If 30 days written notice is required before the date on which Galeon desires to terminate the contract, please disclose whether such notice affects any orders previously placed but not shipped, and explain to us the importance of this term if Galeon is not obligated to purchase goods from you.

Response:  The term of our contact is indefinite or until someone terminates the agreement. Notice must be received 30 days before someone wishes to terminate the contract. This notice does not affect the orders previously placed. The termination notice will serve as a written indication that one party wishes to end the agreement. Galeon is not required to give such notice because it does not have a specific obligation to purchase goods from us.  If Galeon wishes to terminate the agreement without notice they can simply cease ordering product from us.

Item 13. Other Expenses of Issuance and Distribution, page 45

3. Supplementally, please tell us whether Mr. Loev will be receiving any portion of his legal fee in shares.

Response:  Mr. Loev will not be receiving any portion of his legal fee in shares.

Exhibit 23.1

4. We note you did not provide a consent from your independent auditors in the amendment filed on October 24, 2011. We remind you that your filing cannot go effective unless you have a current consent from your independent auditors.

Response:  In response to this comment we provide a consent from our independent auditors in the amendment #5.

This letter responds to all comments contained in your letter dated November 4, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct any further comments or questions you may have to us, at adventoinc@gmail.com or to the company's legal counsel Mr. David M. Loev, at:

David M. Loev
The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401

Tel: (713) 524-4110
Fax: (713) 524-4122

Thank you.

Sincerely,

/S/ Liang Wei Wang

Liang Wei Wang, President